UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated April 24, 2024, announcing that an agreement has been reached on the ongoing litigation process with Demirören Dağıtım Satış Pazarlama Matbaacılık ve Tahsilat Sistemleri A.Ş. for the resolution of the dispute through mediation.

Istanbul, April 24, 2024

Announcement Regarding the Demirören Dispute

In accordance with our material event disclosures dated June 23, 2022 and January 31, 2023, an agreement has been reached on the ongoing litigation process with Demirören Dağıtım Satış Pazarlama Matbaacılık ve Tahsilat Sistemleri A.Ş. ("Demirören") (title of which subsequently changed to DM Yapım Dağıtım ve Reklamcılık A.Ş.) for the resolution of the dispute through mediation. Within this scope, TRY 130,000,000 will be paid to Demirören.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 24, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: April 24, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer